

Mail Stop 3233

July 20, 2017

Via E-mail
Daniel Shaeffer
Chief Executive Officer
Cottonwood Multifamily Development REIT I, Inc.
6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121

>   Re: **Cottonwood Multifamily Development REIT I, Inc.**
>   **Draft Offering Statement on Form 1-A**
>   **Submitted June 23, 2017**
>   **CIK No. 0001680657**

Dear Mr. Shaeffer:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division´s Office of Mergers and Acquisitions at 202-551-3440.

2.   Please be advised that you are responsible for analyzing the applicability of Regulation M to your redemption program. We urge you to consider all the elements of your

redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Prospectus Cover Page

3.   We refer to the disclosure in the second bullet point where you state that you are not required to effectuate a liquidity event until June 30, 2025 and your disclosure on page 21 regarding your liquidity strategy. We further refer to Article XII of your charter filed as Exhibit 2.1 which indicates that you will terminate on December 31, 2024. Please reconcile your disclosure or tell us why the dates are different.

Distribution Policy, page 10

4.   Although we note your disclosure on page 10 that you may pay distributions in anticipation of cash flow from operations, please revise your disclosure to clarify, if true, that you may pay distributions in excess of earnings and cash flow from operations and may use offering proceeds to fund such distributions.

Joint Ventures with Cottonwood Residential, page 12

5.   Although we note your disclosure on page 12, please revise your Cottonwood Joint Ventures section, or elsewhere as applicable, to provide an example of how cash from each joint venture will be distributed. Please revise to clarify whether any current agreements with your sponsor or its affiliates govern the terms of these joint ventures.

Distributions from the Cottonwood Joint Ventures, page 12

Estimated Use of Proceeds, page 61

6.   We refer to footnote 3. Please revise your disclosure to clarify, if true, the amount and nature of the fees your sponsor and its affiliates will receive pursuant to these certain contracts are detailed in the Management Compensation section. Also revise your disclosure, where applicable, to provide the material terms of those certain contracts, including how the terms of the contracts relate to the fees your sponsor is paying in this offering.

Management Compensation, page 69

7.   We note your disclosure that you will reimburse Cottonwood Capital Property Management II, LLC for their costs in providing services. We further note your disclosure on page 66 that you do not intend to pay your board members or officers any

compensation for serving. Please revise your disclosure where applicable to clarify whether you will reimburse your sponsor or manager for the salaries and benefits to be paid to your executive officers.

Exhibit 15.1, Prior Performance Tables

8.   We note your disclosure that you have not included Table I and Table V because the information contained in those tables is not applicable to the prior programs. Please tell us why you believe these tables are not applicable.

9.   Please revise your disclosure to provide distribution data per $1,000 invested, including the source of distributions from operations, financing, sales, and offering proceeds, or tell us why this information is not material.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel, Office of Real
Estate and Commodities